Exhibit 12
EL PASO CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN MILLIONS)

	For the Nine Months Ended
	September 30,
	2005	2006
Earnings
Pre-tax income (loss) from continuing operations	$(213)	$744
Minority interests in consolidated subsidiaries	12	3
(Income) loss from equity investees	(184)	(166)

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries and (income) loss from equity investees	(385)	581

Fixed charges	1,091	1,042
Distributed income of equity investees	197	188
Capitalized interest	(31)	(33)
Preferred returns on consolidated subsidiaries	(20)	(3)

Total earnings available for fixed charges	$852	$1,775

Fixed charges
Interest and debt expense	$1,056	$1,028
Interest component of rent	15	11
Preferred returns on consolidated subsidiaries	20	3

Total fixed charges	$1,091	$1,042

Ratio of earnings to fixed charges(1)	—	1.70

Fixed charges
Interest and debt expense	$1,056	$1,028
Interest component of rent	15	11
Preferred returns on consolidated subsidiaries	20	3
Preferred stock dividend of parent	32	31

Total fixed charges	$1,123	$1,073

Ratio of earnings to combined fixed charges and preferred stock dividends(2)	—	1.65

(1)	Earnings for the nine months ended September 30, 2005 were inadequate to cover fixed charges by $239 million.

(2)	Earnings for the nine months ended September 30, 2005 were inadequate to cover fixed charges by $271 million.

For purposes of computing these ratios, earnings means pre-tax income (loss) from continuing operations before:
- minority interests in consolidated subsidiaries;
- income or loss from equity investees, adjusted to reflect actual distributions from equity investments; and
- fixed charges;
less:
- capitalized interest; and
- preferred returns on consolidated subsidiaries.

Fixed charges means the sum of the following:
- interest costs, not including interest on rate refunds;
- amortization of debt costs;
- that portion of rental expense which we believe represents an interest factor; and
- preferred stock dividends and preferred returns on consolidated subsidiaries.